UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

120076104

(CUSIP Number)

Avram Glazer

777 South Flagler Drive

Suite 800, West Tower

West Palm Beach, Florida 33401

Christopher R. Rodi, Esq.

Woods Oviatt Gilman LLP

1900 Bausch and Lomb Place

Rochester, New York 14604

(585) 472-6474

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 120076104	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,120,736
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,120,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 15,188,243 shares of Common Stock of the Issuer outstanding as of April 13, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 16, 2020.

CUSIP No. 120076104	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,120,736
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,120,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,120,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.38% (1)
14	TYPE OF REPORTING PERSON IN

(2)	Based on 15,188,243 shares of Common Stock of the Issuer outstanding as of April 13, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 16, 2020.

CUSIP No. 120076104	13D	Page 3 of 7 Pages

ITEM 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, $0.01 par value per share (the “Common Stock”), of Build-A-Bear Workshop, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1954 Innerbelt Business Center Drive, St. Louis, MO 63114.

ITEM 2.	Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1)	Avram Glazer Irrevocable Exempt Trust (the “Trust”); and

2)	Avram Glazer (the “Trustee”).

The Trust is organized in the State of Nevada. The Trustee is a citizen of the United States of America and is the trustee of the Trust. The business address for each of the Reporting Persons is 777 South Flagler Drive, Suite 800, West Tower, West Palm Beach, Florida 33401.

The present principal occupation of the Trustee is Executive Co-Chairman and Director of Manchester United plc, a professional sports club.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased with funds generated and held by the respective Reporting Persons. The aggregate purchase price of the shares of Common Stock was approximately $2,946,415 (excluding commissions).

ITEM 4.	Purpose of Transaction.

The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons may seek to sell the Common Stock in the ordinary course of business. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Stock in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 120076104	13D	Page 4 of 7 Pages

ITEM 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Common Stock shares beneficially owned by each of the Reporting Persons, as well as the number of Common Stock shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based on 15,188,243 Common Stock outstanding as of May 18, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer Irrevocable Exempt Trust	1,120,736	7.38%	0	1,120,736	0	1,120,736
Avram Glazer	1,120,736	7.38%	0	1,120,736	0	1,120,736

The Trust is the record holder of 1,120,736 Common Stock. The Trustee is the trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust.

(c)          The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)          None.

(e)          Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement by and between Avram Glazer Irrevocable Exempt Trust and Avram Glazer, dated as of May 28, 2020.

CUSIP No. 120076104	13D	Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 28, 2020

Avram Glazer Irrevocable Exempt Trust

By:	/s/	Avram Glazer
Name:		Avram Glazer
Title:		Trustee

Avram Glazer

/s/ Avram Glazer
Name:		Avram Glazer

CUSIP No. 120076104	13D	Page 6 of 7 Pages

Schedule A

Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Reporting Person	Date of Transaction	Number of Shares Purchased	Price Per Share[1]
Avram Glazer Irrevocable Exempt Trust	5/18/2020	50,000	2.00
Avram Glazer Irrevocable Exempt Trust	5/18/2020	10,322	2.03
Avram Glazer Irrevocable Exempt Trust	5/18/2020	25,000	1.99
Avram Glazer Irrevocable Exempt Trust	5/18/2020	1,101	1.97
Avram Glazer Irrevocable Exempt Trust	5/18/2020	2,537	1.98
Avram Glazer Irrevocable Exempt Trust	5/19/2020	5,000	2.03
Avram Glazer Irrevocable Exempt Trust	5/19/2020	808	2.00
Avram Glazer Irrevocable Exempt Trust	5/19/2020	100	2.02
Avram Glazer Irrevocable Exempt Trust	5/19/2020	4,500	2.03
Avram Glazer Irrevocable Exempt Trust	5/19/2020	100	1.99
Avram Glazer Irrevocable Exempt Trust	5/19/2020	129	1.99
Avram Glazer Irrevocable Exempt Trust	5/20/2020	5,000	2.00
Avram Glazer Irrevocable Exempt Trust	5/20/2020	10,000	2.00
Avram Glazer Irrevocable Exempt Trust	5/20/2020	3,000	2.03
Avram Glazer Irrevocable Exempt Trust	5/20/2020	5,000	2.00
Avram Glazer Irrevocable Exempt Trust	5/20/2020	3,000	2.01
Avram Glazer Irrevocable Exempt Trust	5/20/2020	200	2.01
Avram Glazer Irrevocable Exempt Trust	5/20/2020	18,682	2.01
Avram Glazer Irrevocable Exempt Trust	5/20/2020	1,300	2.01
Avram Glazer Irrevocable Exempt Trust	5/20/2020	8,818	2.01
Avram Glazer Irrevocable Exempt Trust	5/20/2020	3,763	2.02
Avram Glazer Irrevocable Exempt Trust	5/21/2020	5,000	1.94
Avram Glazer Irrevocable Exempt Trust	5/21/2020	5,000	1.95
Avram Glazer Irrevocable Exempt Trust	5/21/2020	400	1.91
Avram Glazer Irrevocable Exempt Trust	5/21/2020	1,000	2.00
Avram Glazer Irrevocable Exempt Trust	5/21/2020	905	2.00
Avram Glazer Irrevocable Exempt Trust	5/21/2020	4,688	2.03
Avram Glazer Irrevocable Exempt Trust	5/22/2020	5,000	1.97
Avram Glazer Irrevocable Exempt Trust	5/22/2020	10,000	1.94
Avram Glazer Irrevocable Exempt Trust	5/22/2020	10,194	1.93
Avram Glazer Irrevocable Exempt Trust	5/22/2020	601	1.95
Avram Glazer Irrevocable Exempt Trust	5/22/2020	5,000	1.98
Avram Glazer Irrevocable Exempt Trust	5/22/2020	5,000	1.97
Avram Glazer Irrevocable Exempt Trust	5/22/2020	4,502	1.97
Avram Glazer Irrevocable Exempt Trust	5/22/2020	2,293	1.97
Avram Glazer Irrevocable Exempt Trust	5/22/2020	1,800	1.96

1 Excluding any brokerage commissions.

CUSIP No. 120076104	13D	Page 7 of 7 Pages

Reporting Person	Date of Transaction	Number of Shares Purchased	Price Per Share[1]
Avram Glazer Irrevocable Exempt Trust	5/26/2020	1,300	1.98
Avram Glazer Irrevocable Exempt Trust	5/26/2020	5,000	2.10
Avram Glazer Irrevocable Exempt Trust	5/26/2020	5,000	2.10
Avram Glazer Irrevocable Exempt Trust	5/26/2020	1,600	2.10
Avram Glazer Irrevocable Exempt Trust	5/26/2020	6,200	2.12
Avram Glazer Irrevocable Exempt Trust	5/26/2020	609	2.07
Avram Glazer Irrevocable Exempt Trust	5/26/2020	10,000	2.13
Avram Glazer Irrevocable Exempt Trust	5/26/2020	10,000	2.14
Avram Glazer Irrevocable Exempt Trust	5/26/2020	16,370	2.16
Avram Glazer Irrevocable Exempt Trust	5/26/2020	4,685	2.16
Avram Glazer Irrevocable Exempt Trust	5/26/2020	5,000	2.16
Avram Glazer Irrevocable Exempt Trust	5/26/2020	2,100	2.16
Avram Glazer Irrevocable Exempt Trust	5/26/2020	3,990	2.17
Avram Glazer Irrevocable Exempt Trust	5/26/2020	3,400	2.19
Avram Glazer Irrevocable Exempt Trust	5/26/2020	2,398	2.22
Avram Glazer Irrevocable Exempt Trust	5/26/2020	3,375	2.19
Avram Glazer Irrevocable Exempt Trust	5/27/2020	5,000	2.18
Avram Glazer Irrevocable Exempt Trust	5/27/2020	3,600	2.23
Avram Glazer Irrevocable Exempt Trust	5/27/2020	1,200	2.16
Avram Glazer Irrevocable Exempt Trust	5/28/2020	4,700	2.24
Avram Glazer Irrevocable Exempt Trust	5/28/2020	10,800	2.24
Avram Glazer Irrevocable Exempt Trust	5/28/2020	12,400	2.27
Avram Glazer Irrevocable Exempt Trust	5/28/2020	10,000	2.25
Avram Glazer Irrevocable Exempt Trust	5/28/2020	10,000	2.25
Avram Glazer Irrevocable Exempt Trust	5/28/2020	25,000	2.24
Avram Glazer Irrevocable Exempt Trust	5/28/2020	1,000	2.21
Avram Glazer Irrevocable Exempt Trust	5/28/2020	3,600	2.23
Avram Glazer Irrevocable Exempt Trust	5/28/2020	3,604	2.24
Avram Glazer Irrevocable Exempt Trust	5/28/2020	14,360	2.24
Avram Glazer Irrevocable Exempt Trust	5/28/2020	735	2.24
Avram Glazer Irrevocable Exempt Trust	5/28/2020	1,746	2.23

1 Excluding any brokerage commissions.